Max Sound Corporation 2902a Colorado Avenue Santa Monica, CA 90404

MAX-0 API AUDIO PROCESSOR

License Agreement

HARDWARE, API CODE, PATENT,COPYRIGHT, TRADEMARK, TRADE SECRET AND KNOW-HOW

AN AGREEMENT BY AND BETWEEN

MAX SOUND CORPORATION

(hereinafter called "LICENSOR") of 2902A Colorado Avenue Santa Monica, CA 90404

AND

SANTOK LTD.

(hereinafter called "LICENSEE")

of Santok House, Unit L,Braintree Industrial Estate, Ruislip, HA4 OEJ United Kingdom

Emailaddress of LICENSOR for transmission of monthly royalty reports (Section 4.05):greg@.maxsound.com LICENSOR'S bank and account number for wiretransfer of royalty payments (Section 4.05):

Bank:

Bank Address:

Bank Telephone:

Bank of America

3535 Del Mar Heights Road San Diego, CA 92130

858-794-3440

Account Name: Max Sound Corporat ion

Account Address: 10685 B Hazelhurst Drive Houston, TX 77043 Account Number: 2351376568

ABA Number: 026009593

Identification of bank with respect to whose prime rate interest is calculated on overdue royalties (Section 4.06): Bank of America Address of LICENSEE for communications not otherwise specified (Section 8.04):

SIGNATURES:

On behalf of:	LICE Chair
Signature:
Name:
Title:
Date:
Witnessed by Name:
Witnessed by Signature:

TABLE D- NRE and LICENSE FEE AND PAYMENT SCHEDULE

1.	NRE Fee: Waived.

2.	ROYALTY FEE:

a. LICENSEE will pay LICENSOR a Royalty Fee of $1.50 USO for each LICENSED PRODUCT manufactured with the MAX-D API installed.

3.	ROYALTY FEE PAYMENT SCHEDULE:
a.	The total ROYALTY FEE owed is based upon the number of LICENSE PRODUCT activation in a given month and is payable 30 business days after the end of the prior Month (aka Net 30 payment period).

b.	The royalty terms will take affect only after Licensee will be able to evaluate and approve a working device or accessory with Max-D API installed in it, Licensee will send a written approval that states we approve the performance of the API and we are proceeding with the royalty terms.

c.	Not withstanding to the terms stated above in 3a, LICENSEE will guarantee to LICENSOR a minimum total of 150,000 cumulative LICENSED PRODUCT installations, with a minimum total guaranteed value of $225,000 USO over the five quarters of the Agreement_ Licensee will pay Licensor royaltee fee for licence product activated in the quarters to be confirmed after approval from the Licensee and as per the payment terms stated on Clause 3a. After the end of the 5 quarters, if the total royalty paid is less than the guaranteed value, the Licensee will pay the difference.

d.	Should LICENSEE exceed the stated quarterly minimum within a month or quarter, LICENSEE will pay LICENSOR for the number of LICENSED PRODUCT installations over the guaranteed minimum will be responsible for payment of any installations of the MAX-D API over the established quarterly minimum in Section 3b of this schedule.

e.	The Royalty Fee structure shall remain in place for the life of the agreement, unless the parties mutually agree in writing to other terms in the future. LICENSOR will provide LICENSEE updated versions of the MAX-D API as they become available.

4.	TERM:
a.	The Term of this Agreement is for a period of three (3) years following the Effective Date.

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Initial /vate, Confidential, and Pmp,;etacy © 2015 Max Sound Co'poration pg.2

LICENSE AGREEMENT

WHEREAS, LICENSOR is an innovator in the field of audio signal processing systems and has developed applications directed to improvements and enhancements in audio recording, playback,and other media related areas;

WHEREAS, LICENSOR desires to license certain of its Intellectual Property and know-how, specified herein, to LICENSEE for use with certain of LICENSEE'S products, specified herein; and

WHEREAS, LICENSEE is engaged in manufacturing and selling hardware devices (see Appendix F - Licensed Devices).

WHEREAS, LICENSEE represents that it has an existing market for the hardware devices identified with LICENSOR'S trademarks and using LICENSOR'S licensed technology as provided herein;

WHEREAS, LICENSOR is willing to grant LICENSEE a license under the terms and conditions set forth in this Agreement.

NOW, THEREFORE, LICENSOR and LICENSEE agree as follows:

SECTION 1- DEFINITIONS

1. "LICENSORn means MAX SOUND CORPORATION, a

Delaware corporation, with its principle place of business in Santa Monica, California, and its successors and assigns.

2.	"LICENSEE" means any entity so identified in this Agreement.

3.	"Intellectual Property" means all patent, trademark, copyright and trade secret rights recognized by law in connection with this Agreement.

4.	"MAX-D API" means an API (Application Programming Interface) version of LICENSOR's Intellectual Property protected and protectable and/or proprietary audio processing system that is suitable for use in appropriate platforms with different products, such as the Licensed Product, to achieve audio improvement and enhancement.

5.	"MAX-D API Specification" means the specifications for the MAX-D API, which include the MAX-D API operating parameters as specified in Appendix B entitled "MAX-D API," and the "Specifications for MAX SOUND MAX-D API" as specified in Appendix C, of this Agreement.

6.	"Licensed Trademark " means one or more of the following:

1.	contains one MAX-D AUDIO PROCESSOR API;

2.	is designed to process the audio channels from the content either stored on the device or streamed into the device, into MAX-D processed audio when running on a suitable hardware platform OS;
3.	is used as an audio processor in LICENSEE's Licensed Device that is manufactured by the LICENSEE.

Processors that execute the MAX-D API in Licensed Products must be certified by LICENSOR as adequate to perform the required function. There will be no Licensed Product available as a stand-a lone software package.

8.	"Licensed Works" shall mean all licensed rights owned by LICENSOR, or owned by others to which MAX SOUND has a right to sublicense, which may be used for the development, design, manufacture, sale, or other use of Licensed Products.

9.	"Derivative Works" - shall mean any product, processes or other works derived from or based on any of the licensed Works regardless of format or form.

10.	"LICENSOR Deliverables" shall mean any and all items delivered by LICENSOR to LICENSEE which enable LICENSEE to design, test, and install onto licensed Product(s),including:

a.	MAX-D API audio processor code in "C++", of the current revision,

b. Documentation accompanying said code,

11.	"Know-How" means Intellectual Property protected and protectable information, as well as skills, experience, and other know-how, recorded or unrecorded,accumulated and owned by LICENSOR, relating to the Licensed Products, including designs, drawings, reports, memoranda, blue-prints, specifications.

12.	"Sensitive Information" means Know-How, and proprietary business information including marketing information, product plans, business plans, royalty, and sales information,customer lists and the like.

13.	"LICENSOR's Trademarks" means any trade name, logo, service mark or trade dress used and/or owned by LICENSOR.

14.	"Royalty Fee" means a royalty fee corresponding to the MAX-D process installed into any single unit of a licensed Device that is manufactured,used, leased, sold or otherwise disposed of by LICENSEE.

a. the word mark "MAX-D" and "MAX SOUND"	15. "Other-Trademark Purchaser" means any customer of
b. the MAX-D Logo, which is also referred to as the	LICENSEE who, with LICENSEE's knowledge, intends to resell,use "MAX-D symbol", depicted in Appendix D of this or lease the Licensed Products under a trademark other than Agreement] LICENSOR'S Trademarks.
c.	The Max-D trade dress correspondingto its "look and

feel" 16. "Effective Date" means the effective date of this Agreement and is the date of execution this Agreement, or, if

"i)

7. "Licensed Product" means a complete ready-to- use this Agreement requires validat ion by any governmental or profession\software or hardware package which: quasi-governmental body, the "Effective Date" is the date of validation of this Agreement.

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17. "Territory" means the geographic location LICENSEE is granted the rights within this Agreement to sell Licensed Product(s). For the purposes of this Agreement, the Territory is: worldwide.

SECTION 2 - LICENSES GRANTED

LICENSOR hereby grants LICENSEE an individual non-transferable, indivisible and non-exclusive license within the Territory as set forth in this Agreement.

1)	LICENSEOR hereby grants LICENSEE the right, to embed, upload, make and/or use, but not modify, the MAX-D API audio processor source code on Licensed Devices, for the sale of Licensed Products to an Approved List of Customers of LICENSEE's ODM services (Appendix G), and end users (either directly or through third party distributors), for such end users use of the MAX-D API audio processor in day to day use of the Licensed Products. LICENSOR further grants LICENSEE the right, subject to the terms and conditions of this Agreement, to market and promote the Intellectual Property and its availability on the Licensed Products.

2)	LICENSOR further grants LICENSEE the right to distribute but not modify, the Licensed Devices in order to make available to their Approved Customers, and end users as the Licensed Product(s).

a)	To market, sell, distribute, maintain, and support the Derivative Works in API format only.

b)	Notwithstanding the licenses granted above,

i)	no license is granted under this Agreement to lease, sell, transfer, or otherwise dispose of any subset or portion of a Licensed Product, partially assembled products, products in kit form, and knocked-down ("KO") or semi-knocked-down ("SKD") products. Notwithstanding, certain territories, as provided in Appendix H (Approved SKD/KD Markets) would require the sale of said products to avert higher tax implications;
ii)	no license is granted under this Agreement to use any Licensed Trademark in connection with offering for sale or in advertising and/or informational material relating to any Licensed Product which is not marked as provided in this Agreement;

iii) no license is granted under this Agreement with respect to the use of any Licensed Trademark on or in connection with products other than Licensed Products;

iv)	no right is granted with respect to LICENSOR's Intellectual Property, except with respect to the use of said property as provided in this Agreement on and in connection with Licensed Products; and

(a)    LICENSEE shall, publically market the Licensed Products so long is said marketing is in full compliance with other terms and conditions granted by LICENSOR in this Agreement. LICENSEE may en·gage third parties to market the Licensed Products during the Term, including but not limited to websites owned, managed, or otherwise affiliated with LICENSEE.

(b)    If requested, LICENSEE shall consult with LICENSOR in the development of a plan for marketing the MAX-0 API Audio Processor to potential customer and/or end users. LICENSEE shall have the right, in its sole discretion, Products so long is said marketing is in full compliance with other terms and conditions granted by LICENSOR in this Agreement, to establish and create, during the Term, multiple unique branding or co-branding of the Licensed Products (such unique brand and co-branded names, collectively, the " LICENSEE Brand Names ").

SECTION 3 - OTHER OBLIGATIONS OF THE LICENSOR AND LICENSEE

1.	LICENSEE's use of the LICENSOR'S Intellectual Property rights shall be subject to the obligations of this Agreement as well as additional provisions, which LICENSOR may issue from time to time subject to the following procedure:

I)	LICENSOR shall provide reasonable advance notice of any additional provisions which LICENSOR desires to incorporate into this Agreement;

II)	If LICENSEE does not object to such provisions in writing within ten {10) days of receipt of such notice, said provisions shall be incorporated into this Agreement within a reasonable time of receipt of notice;

111) If LICENSEE notifies USENSOR that LICENSEE objects to any additional provisions that LICENSOR desires to incorporate, the parties shall negotiate in good faith a mutually agreeable compromise;

IV) In the event that the parties cannot mutually agree with respect to such additional provisions, either party may terminate this Agreement upon ninety (90) days prior written notice.

2.	LICENSEE shall comply with the requirements of the terms of this Agreement and,subject to Section 3.1 above; such additional provisions as LICENSOR may issue from time to time, and shall, take all commercially reasonable measures, and subject to all applicable laws, ensure that its subsidiaries, agents, distributors, and dealers throughout the world comply with such requirements.
v) no license is granted to sell, distribute, lease, rent or	3. LICENSEE shall, to the extent commercially reasonable, otherwise dispose of Licensed Derivative Works that prominently mark the Licensed Product and/or the user are not linked to the sale of a specific Licensed interface to the Licensed Product in the following way: Product; and "MAX-0, Audio Perfected" as shown in the logo in Appendix

3) M\keti g; Brandin D.

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4.	The mark identified in Section 3, may also be used at least once in a prominent manner in all advertising and promotions for such Licensed Product; to the extent commercially reasonable, such usages shall be no less prominent and in the same relative size and proportion as the most prominent third party other trademark(s) appearing on such Licensed Product or in the advertising and promotion thereof.

5.	LICENSEE may not use the Licensed Trademarks in advertising and promotion of a product not marked in accordance with the requirements of this Section.

6.	In every instance of use of a Licensed Trademark, , except on the exposed main control surface of a Licensed Product, LICENSEE shall provide public notice that such Licensed Trademark is a trademark by using the superscript letters "™" after the respective trademark, or, in case of a registered mark, by use of the trademark registration symbol "®" (the capital letter R enclosed in a circle) as a superscript after the respective trademark. LICENSOR shall inform LICENSEE as to which notice form is used.

7.	LICENSEE shall use commercially reasonable efforts to ensure that the appropriate trademark notices, as set forth in this Section, appear in advertising for such Licensed Products at the retail level.

8.	LICENSOR's ownership of Licensed Trademarks shall be prominently displayed and indicated in each instance of use by LICENSEE on a Licensed Product, , on promotional products and materials, including but not limited to, instructions and advertising, by the most relevant of the following identifications:

a.	"MAX-D is a Registered Trademark of MAX SOUND CORP.",

b.	"The Logo Symbol is a Trademark of MAX-D",

c.	"MAX SOUND and "MAX-D" are Registered Trademarks of MAX SOUND CORP."

d.	"MAX-D, Audio Perfected is a Registered Trademark of MAX SOUND CORP."

e.	On Licensed Products such words may be used on: product packaging, an exposed (front cover) surface of Licensed Product(s), the Boot-up Screen, Player App Pre-Screen, and/or at the beginning and end of a MAX-D processed video. LICENSEE shall use commercially reasonable common, descriptive or generic designation. Whenever "MAX SOUND" or "MAX-D" is used, the letters shall be upper-case. "MAX SOUND" or "MAX- D" shall only be used as an adjective referring to an audio product and shall not be used as a noun or in any other usage, which may be associated with a generic use of the terms. In descriptive, instructional, advertising, or promotional material or media relating to Licensed Products, LICENSEE must use the Licensed Trademarks and expressions which include the Licensed Trademark "MAX SOUND" or "MAX-D" is used, with an appropriate generic or descriptive term (e.g. "powered by MAX SOUND", "MAX-D HD AUDIO", etc.), with reference to licensed Products and their use.

11.	All uses of the Licensed Trademarks are subject to reasonable approval by LICENSOR. LICENSOR reserves the right to require LICENSEE to submit proposed uses to LICENSOR for written approval prior to actual use, provided that failure to timely respond to a submission shall be deemed approval. Upon request of LICENSOR, LICENSEE shall submit to LICENSOR samples of its own usage of the licensed Trademarks and usage of the Licensed Trademarks by its subsidiaries, agents, distributors, and dealers.

12.	Licensed Trademarks shall be used in a manner that appropriately distinguishes them from other trademarks, service marks, symbols or trade names, including LICENSEE's Trade Name and Trademarks.

13.	LICENSEE may only use the Licensed Trademarks on and in connection with products that meet LICENSOR's reasonable quality standards.

14.	LICENSEE may not use the Licensed Trademarks on and in connection with products other than licensed Products.

Ownership of the licensed Trademarks

15.	LICENSEE acknow ledges the validity and exclusive ownership by LICENSOR of the licensed Trademarks.

16.	LICENSEE acknowledges that it neither owns nor claims any rights in the licensed Trademarks and will not file any application for registration of the Licensed Trademarks, or any names or marks confusingly similar to the Licensed Trademarks, anywhere in the world.

Section 3.03 - Maintenance of Trademark Rights

efforts to ensure that such an acknowledgment appears on product marketing and in advertising at the retail level.

9. Licensed Trademarks shall always be used in accordance with all applicable laws and regulations pertaining to their use.

17.

The expense of obtaining and maintaining Licensed Trademark registrations shall be borne by LICENSOR . LICENSOR, as it deems necessary, will advise LICENSEE of the grant of registration of such trademarks. LICENSEE and LICENSOR will comply with all applicable laws and requirements pertaining to the maintenance of the Licensed Trademarks, including the marking with notice of registration and the recording of LICENSEE as a registered or licensed user of such trademarks.

10.

Initial

In no event shall LICENSEE use the Licensed Trademark in The expense of registering or recording LICENSEE as a registered any way that suggests or connotes that it is a user or otherwise complying with the laws of any country pertaining to such registration or the recording of trademark

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agreements shall be borne by LICENSOR . LICENSEE shall advise LICENSOR of all countries where Licensed Products are sold, leased or used.

Trademark Enforcement

18.	LICENSEE shall immediately inform LICENSOR of all infringements, potential or actual,which it may learn of, of the Licensed Trademarks. It shall be the exclusive responsibility of LICENSOR, at its own expense, to terminate, compromise, or otherwise act at its discretion with respect to such infringements. LICENSEE agrees to reasonably cooperate with LICENSOR by furnishing, without charge, except out-of-pocket expenses, such evidence, documents and testimony as may be required therein. THE Licensor will be liable for the Licensees loss of earnings and other damages, subject to Court ruling of the infringement.

Other-Trademark Purchasers

19. To the extent only that technical standardizat ion, equipment	or signal source interchangeability, product identification and usage of the Licensed Trademarks are affected, the follow ing conditions shall apply if LICENSEE sells or leases Licensed Products on a mass basis to an Other-Trademark Purchaser who does not hold a license with terms and conditions substantially similar to this Agreement. LICENSEE shall inform LICENSOR of the name, place of business, trademarks, and trade names of the Other-Trademark Purchaser before such Other- Trademark Purchaser sells, leases, or uses Licensed Products. LICENSEE shall obtain agreement from such Other-Trademark Purchaser not to modify, install, use, lease, sell, provide written material for or about, advertise, or promote Licensed Products in any way which is in conflict with any provision of this Agreement. It shall be the responsibility of LICENSEE to inform the Other- Trademark Purchaser of the provisions of this Agreement, to notify such Other- Trademark Purchaser that the provisions of this Agreement shall be applicable, through LICENSEE, in the same way as if the Licensed Products were sold by LICENSEE under LICENSEE's Trade Names and Trademarks, to ensure by all reasonable means that such provisions are adhered to and, if requested by LICENSOR, to provide to LICENSOR samples on a loan basis of the Other-Trademark Purchaser's embodiment of the Licensed Products, as well as copies of such Other- Trademark Purchaser's advertising, public announcements, literature, instruction manuals, and the like.

Copyright Notice

20.	As applicable, LICENSEE shall provide the following copyright notice to all public distributions and disclosures of its LICENSE under this Agreement.

21.	On all Licensed Products, THE LICENSEE shall acknowledge that the Licensed Products are manufactured under license from LICENSOR. The following notice must be provided by LICENSEE on an exposed, visible surface,such as the back or the bottom, of all Licensed Products: "MAX-D HD AUDIO' under license from MAX SOUND". Such notice shall be used in all instruction and servicing manuals.

Furnishing of Licensor Deliverables and Know-How

22.	Subject to export regulations and provisions of the United States government or any other applicab le domestic or foreign jurisdiction, LICENSOR will promptly, following the Effective Date, furnish to LICENSEE:

a. The Licensor Deliverables, copies of all documents and things evidencing the Know-How; and

b. Upon request by LICENSEE, provide, as LICENSOR deems reasonable, NRE (Non-Recurring Engineering costs) consulting services regarding design considerations and general advice relating to the Licensed Products and the sale and use thereof, for all of which LICENSEE will also reimburse LICENSOR for travel and reasonable per diem expenses if applicable.

Use of Know-How and Sensitive Information

By LICENSEE

23.	LICENSEE shall use all Know-How and Sensitive Information solely for the purpose of manufacturing and selling Licensed Products under this Agreement and shall not use such information in an unauthorized way, and shall not divulge such Know-How or Sensitive Information or any portion thereof to third parties, unless such Know-How or Sensitive Information (a) was known to LICENSEE prior to its obtaining the same from LICENSOR; (b) becomes known to LICENSEE from sources other than either directly or indirectly from LICENSOR; or (c) becomes public knowledge other than by breach of this Agreement by LICENSEE.

24.	Upon termination of this Agreement, with respect to Know-How or Sensitive Information, LICENSEE shall promptly return to LICENSOR, at LICENSEE's expense, all documents and things supplied to LICENSEE as Know-How, as well as all copies and reproductions thereof.

By LICENSOR

This product contains "MAX-D HD AUDIO" protected under international and U.S. copyright laws. It's reproduction or disclosure, in whole or in part, or the production of works directly or indirectly derived therefrom without the express permission of MAX SOUND is prohibited.

© 2010 MAX SOUND CORPORATION. All rights

reserved.

25.

LICENSOR hereby agrees that throughout the term of this Agreement it shall not divulge to third parties, nor use in any unauthorized way Confidentia l Information and Know-How belonging to LICENSEE, unless such information (a) was known to LICENSOR prior to its obtaining the same from LICENSEE; (b) becomes known to LICENSOR from sources other than either directly or indirectly from LICENSEE, or (c) becomes public knowledge other than by breach of this Agreement by LICENSOR; or (d) is independently developed by LICENSOR. The obligations

O

license Noti.:1 /.J "'/ of this Section shall cease three (3} years from the date on which

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such know-how or confidential information is acquired by LICENSOR from LICENSEE under this Agreement.

Confidential Material

26.	All Delivera bles by eit her party to the other are confidential and will be treated as such the receiving party and all that are under its direction and control. Each party agrees to reproduce and/or internally disseminate these materials only on an "as needed" basis to the extent necessary according to the terms of the Agreement and to obtain confidentiality agreements from those to whom it provides such information. Neither party shall disclose such information to individuals nor entities that do not maintain an employment or work for hire relationship with the receiving party. Each party shall keep a record of each copy made of such information and shall permit LICENSOR access to said record at times and places as LICENSOR may reasonably require.

SECTION 4 - PAYMENTS

Non-Recurring Engineering NRE

1.	Total NRE (Non-Recurring Engineering) costs due under this agreement covering the configuration of the MAX-D API for the Licensed Device(s) is WAIVED so long as LICENSEE is using standard, unaltered,uncustomized versions of non-proprietary operating systems.

Royalties

2.	Subject to the provisions of this section, LICENSEE shall pay to LICENSOR royalties as defined in TABLE D of this Agreement .. Subject to the provisions of this section,LICENSEE shall pay to LICENSOR royalties on the Derivative Works processed by or for LICENSEE and incorporated in Licensed Products. The royalty payable shall be based on the schedule as detailed in Table D, hereinbefore defined, contained in Licensed Products, which are processed, by LICENSEE in successive calendar months from the effective date hereof, over the Term of this Agreement, based on the schedule given in TABLE D of this Agreement.

Royalty Payments and Statements

3.	Unless provided otherwise in this Agreement, LICENSEE shall render statements and royalty payments as follows:

a.	LICENSEE shall deliver to the address shown on the cover sheet of this Agreement or such place as LICENSOR may from time to time designate, monthly reports certified by LICENSEE's chief financial officer or the officer's designate within 15 days after each calendar month.

b.	Alternatively, such reports may be delivered by emailing them to LICENSOR'S email address shown on the cover sheet of this Agreement or such other physical or electronic addresses as LICENSOR may from time to time designate. Royalty payments are due for each month at the same time as each monthly report and shall be made by wire transfer in United States funds to ICENSOR's bank as identified on the cover sheet of this

Agreement or such other bank as LICENSOR may from time to time designate. LICENSEE shall pay all local fees, taxes, duties, or charges of any kind and shall not deduct them from the royalties due unless such deductions may be offset against LICENSOR 's own tax liabilities. Each monthly report shall contain such information as is reasonably necessary to substantiate any payments due hereunder.

c.	Any remittance in excess of royalties due with respect to the calendar day for which the report is due shall be applied by LICENSOR to the next payment due.

d. LICENSEE's first report shall be for the calendar month followingthe execution of this Agreement.

e.	LICENSEE shall deliver a final report and payment of royalties to LICENSOR certified by LICENSEE's chief financia l officer or the officer's designate within 30 days after termination of this Agreement throughout the world. Such a final report shall include a report of all royalties due with respect to Licensed Products not previously reported to LICENSOR. Such final report shall be supplemented at the end of the next and subsequent months, in the same manner as provided for during the Life of the Agreement, in the event that LICENSEE learns of any additional royalties due.

f.	LICENSEE shall pay interest to LICENSOR from the due date to the date payment is made of any overdue royalties or fees, including the Initial Payment, at the rate of 2% above the prime rate as is in effect from time to time at the bank identified on the cover page of this Agreement, or another major bank agreed to by the LICENSOR and LICENSEE in the event that the identified bank should cease to exist, provided however,that if the interest rate thus determined is in excess of rates allowable by any applicable law, the maximum interest rate allowable by such law shall apply.

Books and Records

4.	LICENSEE shall keep complete books and records of all sales, leases, uses, returns, or other disposals by LICENSEE of Licensed Products.

Rights of Inspecting Books and Records

5.	LICENSOR shall have the right, through a professionally registered accountant reasonably acceptable to LICENSEE (and provided that such accountant execute a confidentiality and non disclosure agreement with LICENSEE) at LICENSOR's expense, to inspect, examine and make abstracts of the said books and records insofar as may be necessary to verify the accuracy of the same and of the statements provided for herein but such inspection and examination shall be made during business hours upon reasonable notice, not more often than once per calendar year and shall be limited to the books and records of the immediately preceding twelve (12) months. LICENSOR agrees not to divulge to third parties any Sensitive Information obtained from the books and records of LICENSEE as a result of such inspection unless such information (a) was known to LICENSOR

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prior to its acquisition by LICENSOR as a result of such inspection; (b) becomes known to LICENSOR from sources other than directly or indirectly from LICENSEE; or (c) becomes a matter of public knowledge other than by breach of this Agreement by LICENSOR.

SECTION S - STANDARDS OF MANUFACTURE AND QUALITY

Standardization and Quality

1.	LICENSEE shall make commercially reasonable efforts to abide by the MAX SOUND API Specifications, hereto appended in Appendix C and as modified from time to time by LICENSOR. All Licensed Product types are subject to acceptance testing by LICENSOR. All licensed products marked with the Licensed Trademarks must additionally comply with all applicable reasonable minimum quality standards issued and reasonably modified from time to time by LICENSOR. On all Licensed Products marked with the Licensed Trademarks LICENSEE shall abide by reasonable standards of quality and workmanshi p. Such quality standards shall apply to all aspects of Licensed Products which influence or reflect upon the audio quality or performance of the Licensed Products as perceived by the end user. LICENSEE shall with respect to all Licensed Products conform to any reasonable new quality standards requirements as specified by LICENSOR within a period of ninety (90) days of such specification in writing.

Right to Inspect Quality

2.	LICENSEE shall provide LICENSOR with such non-sensitive information concerning Licensed Products as it may reasonably require in performing its right to enforce quality standards under this Agreement. LICENSEE will, upon request, provide on a loan basis to LICENSOR a reasonable number of samples of Licensed Products for testing. In the event that LICENSOR shall complain that any Licensed Product does not comply with LICENSOR's quality standards, excepting newly specified standards falling within the ninety (90) day time limit of Section 5.01, it shall promptly so notify LICENSEE by written communication whereupon LICENSEE shall within ninety {90) days suspend the lease,sale or other disposal of the same.

SECTION 6 - TERMINATION AND EFFECT OF TERMINATION

Expiration of Agreement

1.	Unless this Agreement already has been terminated in accordance with the provisions of this section, this Agreement shall terminate two (2) years from the Effective Date and thereafter is renewable at LICENSEE's request and Licensor's sole acceptance of said request.

Termination for Cause

2.	In the event that one party breaches any of its material obligations under this Agreement, subject to the conditions of Section 6.3, this Agreement shall terminate upon the non- breachtng py's giving sixty (60) days advance notice in writing, effective on dispatch of such notice, of such termination,giving reasons therefore to the breaching party, provided however, that, if the breaching party, within the sixty (60) day period, remedies the failure or default upon which such notice is based, then such notice shall not become effective and this Agreement shall continue in full force and effect. Notwithstanding the sixty- day cure period provided under the provisions of this Section 6.02, interest due under Section 4.5 shall remain payable and shall not waive, diminish, or otherwise affect any of LICENSOR's rights pursuant to this Section 6.2.

Effect of Termination

3.	Upon termination of the Agreement, except as provided herein, all licenses granted by LICENSOR to LICENSEE under this Agreement shall terminate, all rights LICENSOR granted to LICENSEE shall revert in LICENSOR, and all other rights and obligations of LICENSOR and LICENSEE under this agreement shall terminate. However, the following rights and obligations of LICENSOR and LICENSEE shall survive to the extent necessary to permit their complete fulfillment and discharge, with the exception that subsection 3.h shall not apply in case of expiration as provided subsection in 6.1.

a.	LICENSEE's obligation to deliver a final royalty report and supplements thereto as required under Section 4;

b.	LICENSOR'S right to receive and LICENSEE'S obligation to pay royalties, under Article IV, including interest on overdue royalties, accrued or accruable for payment at the time of termination and interest on overdue royalties accruingsubsequent to termination;

c.	LICENSEE's obligation to maintain books and records and LICENSOR'S right to examine, audit, and copy as provided under Section 4;

d.	any cause of action or claim of either party accrued or to accrue because of any breach or default by LICENSEE;

e.	each party's obligations with respect to Know-How, Confident ial Information and Sensitive Information under the applicable provisions of this Agreement;

f. LICENSEE's obligations to cooperate with LICENSOR with respect to Trademark enforcement under Section 3.04, with respect to matters arising before termination;

g.	LICENSEE'S and LICENSOR'S obligations regarding public announcements under Section 8; and

h.	LICENSEE shall be entitled to fill orders for Licensed Products already received and to make or have made for it and to sell Licensed Products for which commitments to vendors have been made at the time of such termination, subject to payment of applicable royalties thereon and subject to said Licensed Products meeting LICENSOR's quality standards, provided that LICENSEE promptly advises LICENSOR of such commitment upon terminat ion.

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The portions of the Agreement specifically identified in the sub- parts of this Section shall be construed and interpreted in connection with such other portions of the Agreement as may be required to give them full force and effect.

SECTION 7 - LIMITATIONS OF RIGHTS AND AUTHORITY

Limitation of Rights

1.	No right or title whatsoever in the any Intellectual Property, Know-How is granted, or implied to be granted by either party to the other or shall be taken or assumed by either party except as is specifically laid down in this Agreement or otherwise explicitly agreed upon in writing between the parties to this Agreement.

Limitation of Authority

2. Neither party shall in any respect whatsoever be taken to perform the transferring party's obligations and duties hereunder.

Compliance with U.S.Export Control Regulations

7.	LICENSEE agrees not to export any technical data acquired from LICENSOR under this Agreement, nor the direct product thereof, either directly or indirectly, to any country in contravention of United States law.

8.	Nothing in this Agreement shall be construed as requiring LICENSOR to export from the United States, directly or indirectly, any technical data or any commodities to any country in contravention of United States law.

SECTION 8 - MISCELLANEOUS PROVISIONS

be the agent or representative of the other party and neither language of Agreement: anguage of Notices party shall have any authority to assume any obligation for or to commit the other party in any way.

Disclaimer of Warranties and liability: Hold Harmless

3.	LICENSOR has provided LICENSEE the rights and privileges contained in this Agreement in good faith. LICENSOR hereby warrants and represents that the MAX SOUND MAX-D API Audio Processing technology, Know-How, Licensed Copyrighted Works, the licensed Trademarks, or any part thereof embodying any of them are free from infringement of patents, copyrights, trademarks, service marks, or other proprietary rights of third parties.

4.	LICENSOR warrants the MAX-D software when used in standard unaltered, uncustomized operating systems in accordance with Section 5 of this agreement. Not withstanding, LICENSOR disclaims all liability and responsibility for consequential damages, whether or not foreseeable, that may result from the manufacture, use, lease, or sale of Licensed Products and parts thereof, and LICENSEE agrees to assume all liability and responsibility for all such damage andinjury.

5.	Each party agrees to indemnify, defend, and hold the other harmless from and against all third party claims (including, without limitation, product liability claims), suits, losses and damages including reasonable attorneys' fees and any other expenses incurred in investigation and defense, arising out of each party's undertakings pursuant to this Agreement, any breach of any terms of this Agreements and/or a breach of such party's warranties and representations under this Agreement.

Limitation of Assignment by LICENSEE

1.	The language of this Agreement is English. If translated into another language, this English version of the Agreement shall be controlling. Except as may be agreed by LICENSOR and LICENSEE, all notices, reports, consents, and approvals required or permitted to be given hereunder shall be written in the English language representing the same intent as the original document.

Stability of Agreement

2.	No provision of this Agreement shall be deemed modified by any acts of either party, its agents or employees or by failure to object to any acts of the other party which may be inconsistent herewith, or otherwise, except by a subsequent agreement in writing signed by both parties. No waiver of a breach committed by either party in one instance shall constitute a waiver or a license to commit or continue breaches in other or like instances.

Public Announcements

3.	LICENSEE will solely be responsible for making public statement relating to the relationship with LICENSOR, and the use of the MAX-0 API Audio Processor, in the form of press releases, etc., with the input of LICENSOR. Neither party will disclose,nor make any public announcement of any terms of this Agreement without the expressed written consent of the either party. ack of compliance with this term will be considered a material breach of this Agreement with no ability for remedy.

Address of LICENSOR and LICENSEE for all Other Communications

6. The rights, duties and privileges of either party hereunder 4.	Except as otherwise specified in this Agreement, all shall not be transferred or assigned by it either in part or in notices, reports, consents, and approvals required or permitted whole without prior written consent of the other party. to be given hereunder shall be in writing, signed by an officer of However, either party shall have the right to transfer its rights, LICENSEE or LICENSOR, respectively, and sent postage or duties and privileges under this Agreement in connection with its shipping charges prepaid by certified or registered mail, return merger and consolidation with another firm or the sale of its receipt requested showing to whom,when and where delivered, entire business to another person or firm, provided that such or by Express mail,or by a secure overnight or one-day delivery person or firm shall first have agreed with the other party to service that provides proof and date of delivery, or by facsimile,

j / properly addressed or transmitted to LICENSEE or LICENSOR,

1

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respectively, at the address or facsimile number set forth on the cover page of this Agreement or to such other address or facsimile number as may from time to time be designated by either party to the other in writing. Wire payments from LICENSEE to LICENSOR shall be made to the bank and account of LICENSOR as set forth on the cover page of this agreement or to such other bank and account as LICENSOR may from time to time designate in writingto LICENSEE.

Applicable Law

5.	This Agreement shall be construed in accordance with the substantive laws, but not the choice of law rules, of the State of California, USA.

Choice of Forum; Attorneys' Fees

6.	To the full extent permitted by law, LICENSOR and LICENSEE agree that their choice of forum, in the event that any dispute arising under this agreement is not resolved by mutual agreement, shall be the State of California, San Diego County.

7.	In the event that any action is brought for any breach or default of any of the terms of this Agreement or otherwise in connection with this Agreement, the prevailing party shall be entitled to recover from the other party all costs and expenses incurred in that action or any appeal therefrom, including without limitation,all attorneys' fees and costs actually incurred.

Captions

8.	Titles and captions in this Agreement are for convenient reference only and shall not be considered in construing the intent, meaning, or scope of the Agreement or any portion thereof.

Singular and Plural

9.	Throughout this Agreement, words in the singular shall be construed as including the plural and words in the plural shall be construed as including the singular.

Complete Agreement

10.	This Agreement contains the entire agreement and understanding between LICENSOR and LICENSEE and merges all prior or contemporaneous oral or written communication between them. Neither LICENSOR nor LICENSEE now is, or shall hereafter be, in any way bound by any prior, contemporaneous or subsequent oral or written communication except insofar as the same is expressly set forth in this Agreement or in a subsequent written agreement duly executed by both LICENSOR and LICENSEE.

Severability

11.	Should any portion of this Agreement be declared null and void by operation of law, or otherwise, the remainder of this Agreement shall remain in full force and effect.

Company Representation and Warranty

12. Each party represents and warrants to the other party that it is not a party to any agreement, and is not subject to any statutory or other obligation or restriction,which might prevent or restrict it from performing all of its obligations and undertakings under this License Agreement, and that the execution and delivery of this Agreement and the performance, by each party hereto, of its obligations hereunder have been authorized by all necessary action, corporate or otherwise.

Execution

13.	IN WITNESS WHEREOF, the said LICENSOR has caused this Agreement to be executed on the cover page of this Agreement, in the presence of a witness, by an officer duly authorized and the said LICENSEE has caused the same to be executed on the cover page of this Agreement, in the presence of a witness, by an officer duly authorized, in duplicate original copies, as of the date set forth on said cover page.

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SECTION9·APPENDICES

APPENDIX A - "MAX SOUND MAX-D API AUDIO PROCESSOR"

Overview

MAXD DSP consists of a single static library compiled for the target platform and delivered as a binary. The DSP is able to process dual channel audio. The library is written in C++. The interface to the DSP is provided through functions that can be called from either C or C++.

Usage

Ina typical implementation,the MAXD library is inserted in the audio signal path immediately prior to the output. The host provides a buffer of interleaved samples for processing. The processed buffer(s) is returned to the host for further processing.

Buffer Format

Buffers must be provided with interleaved samples from the 2 channels. The samples are represented in linear 16 bit PCM format. Internally, the MAXD processor converts the samples to floating point prior to processing. The samples are then converted back to the same format as input format i.e. interleaved 16 bit PCM format. MAXD supports sample rates from 8 KHz to 96 KHz; however changing from one sample rate to another requires creating a new instance of the MAXD DSP object

Presets and EQSettings

MAXD is preconfigured with presets that are tuned to different musical genres. A preset is set by a providing the preset number as shown in the table below. A preset is set when a buffer is submitted for processing. This means that each buffer of samples can be processed with a different preset. Wave Adjustment Tool (WAT©) equalization (low, medium, and high) is also available. Like preset, equalization values are set when submitting a buffer for processing.

APPENDIX B - TYPICAL SPECIFICATIONS FOR MAX SOUND MAX-D API

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MAX SOUND MAX·D API software shall comply with the following audio specifications in production (when measured through a standard internet playback device);

Command Line Application Requirements Proposed API

The application will be run on the command line as follows:

Audio data rate for two channels: Frequency Response:

dB

Dynamic Range:

PCM

20 Hz - 20 kHz+/-0.2

Greater than 85 dB

ms_processor -i input_filename -o output_filename -p preset -s sample_rate

When processing is complete, the application will return an error code of 0 if it is successful or 1if it is not.

Distortion:

·20 kHz

Less than 0.1% at 1kHz

Less than 0.5%, 20 Hz

The application will write an error message to std_err if an error occurs.

The input wave file must be 16-bit linear PCM and can be at any sample rate.

APPENDIX C - MAX SOUND MAX-0 API LICENSEE INFORMATION MANUAL

API

The API for MAXD is basic. The host application creates an instance of the MAXD object, passing in a default buffer size and sample rate.

The host then simply calls the process routine as audio buffers become available. LICENSEE will be placing API on their hosted servers for the purposes of processingtheir licensed content catalogue. (See COMMAND LINE APPLICATION REQUIREMENTS -

page 16)

Methods Instantiating a MAXD object max_sound_dsp_create(size_t buffer_len, int sample_rate)

Call to max_sound_dsp_create() creates and instance of DSP and returns a reference to the instance. Host is supposed to store the reference for calls to other functions in the API.

Parameters:

buffer_len: Maximum buffer size that DSP is supposed to process. This value equals (Maximum number of samples per channel) *

number of channels. This parameter is used to create buffers for internal processing.

Sample_rate: The sample rate to be used for the DSPinstance Returns: Pointer to a new instance of MAXD DSP.

Parameters:

dsp: Pointer to instance of MAXD DSP.

in_buffer: Pointer to buffer for input audio samples. Audio samples should be 16 bit with samples for Left and Right channelinterleaving each other. The size of the buffer should be less than the size specified in max_sound_dsp_create().

out_buffer: Pointer to buffer for output audio samples. Output audio samples are in the same format as input.

low: low band eq (range 0 to 100, SO nominal)

med: medium band eq (range 0 to 100,SO nominal) high: high band eq (range 0 to 100,SO nominal)

preset: 0 based preset number. Presets are DEFAULT_SETIING = 0,

CLASSICAL = 1,COUNTRY, ACOUSTIC, JAZZ, LATIN, POP, REGGAE, ROCK, HIPHOP, TALK, EDM,LT_GENERIC, LT_TALK, LT_TALK2.

buffer_length: Length of valid data in input buffer. This value equals (number of samples per channel) * number of channels.

Returns: none .. /

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APPEND I X D - MAX SOUND l ogos and trademark

i.;; 'J

MAX·Dr;:»)"

AUDIO PERFECTED

-8»))

M.4.X..D

AUDIO PEAFECIEO

MAX·D®

AUDIO PERFECTED

These are examples only, higher resolution graphics will be provided to the LICENSOR when needed.

APPENDIX E - Deliverables

1.	LICENSOR will:
I.	Configure MAX-0 API specifically for the LICENSEE's Licensed Oevice(s) as listed in Appendix F, and;
ii.	Provide MAX-0 API for LICENSSE's Licensed Oevice(s) and;
iii.	Notify and provide LICENSEE latest versions of MAX-D API

Iv. Support a per device License-based business model as referenced in TABLE D of this Agreement.

2.	LICENSEE will:
i.	Install MAX-0 at the OSP chip (OS) level of Licensee's devices.
1.	Add relevant MAX-0 Branding pursuant to this Agreement.
ii.	Support a License-based business model,where LICENSOR will receive per device royalty as provided for inTABLE O of this Agreement.
iii.	LICENSEE will install MAX-0 API into Licensed Devices on the date stated in Section 3.2.

APPENDIX F -

Licensed Devices

Device Name Model Number (if Applicable) Initial LICENSOR / LICENSEE 1 -/ I 2 I 3 I 4 I 5 I 6 I 7 I 8 I 9 I 10 I

1. Under the terms of the AGREEMENT,LICENSEEis hereby granted the rights for the following Licensed Devices:

----

.. -----

..,.

-----

----

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* Any additional devices must be approved in writing by LICENSOR. Said approval may be in the form of an entirely new Agreement or Schedule at the sole discretion of the LICENSOR.

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APPENDIX G -

Approved List of ODM Customers

1. Under the terms of the AGREEMENT, LICENSEE is hereby granted the rights for the re-sale Licensed Products to the following customers of their ODM services:

Approved ODM Customer Licensed Device Initial LICENSOR / LICENSEE 1 I 2 .,,./' I 3 I 4 /""' I 5 L I 6 L I 7 I 8 I 9 z I 10 _;z I

zv

APPENDIX H -

Approved SKD/KD Territories

·

1. Under the terms of the AGREEMENT,LICENSEE is hereby granted the rights for the re-sale of semi-knocked down and/or knocked down licensed Products to the followingterritories·

	Territory	ivice	Initial LICENSOR / LICENSEE
1		L	I
2		L	I
3			I
4	L		I
s	L		I
6	,. /		I
7			I
8			I
9			I
10			I

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